Exhibit 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Nine Months Ended
	September 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before income taxes*	$16,209	$13,432	$18,204	$10,881	$5,718	$7,165	$8,716
Equity in net income of affiliates included above	(712)	(545)	(692)	(2,043)	(609)	(873)	(1,253)
Fixed charges	3,658	2,964	4,536	2,209	1,680	1,238	1,390
Distributed income of equity affiliates	140	111	395	97	158	331	288
Interest capitalized	(455)	(125)	(171)	(73)	(36)	(31)	(37)

Earnings, as adjusted	$18,840	$15,837	$22,272	$11,071	$6,911	$7,830	$9,104

Fixed Charges:
Interest expense	$2,577	$2,639	$3,507	$1,843	$1,456	$1,023	$1,191
Interest capitalized	455	125	171	73	36	31	37
Dividends on preferred securities	3	2	3	3	31	24	22
Portion of rental expense representative of interest factor	623	198	855	290	157	160	140

Fixed Charges	$3,658	$2,964	$4,536	$2,209	$1,680	$1,238	$1,390

Ratio of Earnings to Fixed Charges	5.15	5.34	4.91	5.01	4.11	6.32	6.55

* All periods presented exclude "Income From Discounted Operations, net of tax" on our Consolidated Statements of Income, which was from the sale of our interest in the director advertising business in Illinois and northwest Indiana.